INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022
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		2022
Operating Income		
Sales	$	733,942
Cost of Goods Sold		273,832
Gross Profit		460,109
Operating Expense		
Research & Development		131,354
Legal & Professional		5,000
Payroll		81,459
General & Administrative		122,818
Depreciation		-
Rent		57,240
Advertising & Marketing		33,785
		431,655
Net Income from Operations		28,454
Other Expense		
Loss on Disposal of Equipment		-
Net Income	$	28,454

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
BALANCE SHEET
DECEMBER 31, 2022

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	2022
ASSETS	
CURRENT ASSETS	
Cash	263,409
Accounts Receivable	102,222
Prepaid Expenses	7,265
TOTAL CURRENT ASSETS	372,895
NON-CURRENT ASSETS	
Intangible Assets	-
Fixed Assets	198,646
Accumulated Depreciation	
Inventory	69,806
TOTAL NON-CURRENT ASSETS	268,452
TOTAL ASSETS	641,347
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	56,371
Deferred Income Taxes	19,502
Other Current Liabilities	70,037
SMBX 225,230 @ 7.5% for 84months	204,503
TOTAL CURRENT LIABILITIES	350,413
TOTAL LIABILITIES	350,413
MEMBERS' EQUITY	
Contributed Capital	141,122
Retained Earnings	149,812
TOTAL MEMBERS' EQUITY	290,934
TOTAL LIABILITIES AND MEMBERS' EQUITY	641,347

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022

		2022
Cash Flows From Operating Activities		
Net Income For The Period	$	28,454
Depreciation		-
Change in Accounts Payable		-
Change in Deferred Income Taxes		19,502
Change in Other Current Liabilities		4,397
Change in Prepaid Expenses		-
Change in Accounts Receivable		121,438
Net Cash Flows From Operating Activities		173,791
Cash Flows From Investing Activities		
(Acquisition)/Disposal of Fixed Assets		(188,036)
Acquisition of Intangible Assets		-
Net Cash Flows From Investing Activities		(188,036)
Cash Flows From Financing Activities		
SMBX 225,230 @ 7.5% for 84months		204,503
Increase in Contributed Capital		-
Non-Cash Adjustment		-
Issuance of Dividends		-
Draws on Contributions		-
Net Cash Flows From Financing Activities		204,503
Cash at Beginning of Period		73,151
Net Increase (Decrease) In Cash		190,258
Cash at End of Period	$	263,409

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